U.S. Medsys Corp.

411 Route 17 South

Hasbrouck Heights, New Jersey 07604

February 2, 2006

Mr. Donald R. Abbott

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	U.S. Medsys Corp. (the “Company”)
Form 10-KSB for the fiscal year ended June 30, 2004
Form 10-QSB for the fiscal quarter ended March 31, 2005
File No. 000-27513
Form 10-KSB for the fiscal year ended June 30, 2004

Dear Mr. Abbott:

In response to your letter dated September 21, 2005 (the “September Letter”), pleased be advised as follows:

Form 10-KSB for the fiscal year ended June 30, 2004

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (Principles of Consolidation, page F-6.

1. In your response to prior comment one you stated that the minority owner has no contributed capital in the subsidiary PMC/Foot Care Network LLC. Please explain to us how the minority owner obtained a 49% ownership interest in this entity with no contributed capital. This comment also applies to your responses to prior comments six and seven concerning the minority interest in GMD, LLC and NEODS.

New Response: The state that the LLC’s are registered to do business does not require receiving capital for ownership interests.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Notes to Unaudited Financial Statements

Note 2. Stockholders Equity, page F-5.

2. Please refer to your response to prior comment five. It appears that the Series A Convertible Preferred Stock contain a beneficial conversion feature. Please tell us your consideration of the guidance in EITF 98-5 to recognize a beneficial conversion feature. Further we note the fair value of the warrants is presented as an operating activity in your Statement of Cash Flows. Please revise your statement of cash flows to disclose the fair value of warrants as a non-cash financing activity as noted in paragraph 32 of SFAS 95 or explain to us the basis for your presentation.

Response: The Series A Convertible Preferred Stock contains a beneficial conversion feature and in accordance with EITF 98-5 the feature was calculated to be $1,260,000, of which $420,000 was amortized for the year ending June 30, 2005 10-KSB. The remainder of this cost will be amortized through March 31, 2006.

The statement of cash flows was revised in the June 30, 2005 Form 10-KSB and September 30 Form 10-QSB (collectively, the “Revised Filings”).

Note 4. Investment in NEODS, page 5.

3. We are considering your response to prior comment seven. Please explain to us why your investment in NEODS was impaired under SFAS 144 rather than eliminated in consolidation. In your response please provide us the journal entries to record your investment in NEODS and subsequent impairment.

Response: The investment in NEODS was paid to a third party and as such, is not carried on NEODS books. The company expensed this amount as “Start-up” costs in the June 30, 2005 10-KSB. As a development stage company, the investment in NEODS fell within the ambit of SFAS 144 since the purpose of such investment was to improve the Company’s infrastructure in the health-care delivery industry. Moreover, no assets or revenue streams were purchased. The write-offs reflected the fact that given the foregoing business plan, revenue was not expected to be generated in the foreseeable future.

Hard copies of the journal entries are enclosed with this letter

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1.

4. It appears from your response to prior comment nine that you will amend your filing to remove the disclosure that the financial information furnished was reviewed by your independent accountant. If you are removing this disclosure from your Form 10-QSB because the financial statements included in your Form 10-QSB were not reviewed by your independent accountant, please prominently disclose in the Financial Statements and MD&A of your amended Form 10-QSB that a review by your independent accountants in accordance with professional standards of your interim financial statements has not been performed.

New Response: The review by our independent accountants was performed but all references to the review have been removed from the filing.

Results of Operations, page 3.

5. Based on your response to prior comment 11 it appears that the depreciation expense for the scanners rented to third parties should be reflected as a cost of goods in fiscal 2005. Please revise your Statement of Operations to include depreciation of rented equipment in cost of goods or parenthetically disclose the amount of depreciation excluded from cost of goods using the guidance in SAB Topic 11:B

Response: A revised Statement of Operations was included in the Revised Filings and disclosed in the notes to the June 30, 2005 Form 10-KSB.

Liquidity and Capital Resources, page 4.

6. Your response to prior comment 12 did not address the second part of our comment. As previously requested, please revise your discussion to provide meaningful insight into your cash requirements as well as your sources and uses of cash and other material factors necessary to an understanding of your cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties. Please refer to the guidance in Section IV of SEC Release No. FR-72.

Response: On June 17, 2005, the Company entered into an agreement with XL Health, LLC (the “Agreement”) pursuant to which the Company expected to generate certain revenues which formed the basis of the sources and uses of funds discussion in the March 31, 2005

10-QSB filing. Since the date of the filing, the Company has been restructuring its business arrangement under the Agreement which has therefore affected projected cash flow. The Company expects to generate revenue under the Agreement in the first half of fiscal 2006. A revised analysis of cash flow will be included in the Company’s next 10-QSB filing.

Off-Balance Sheet Arrangements, page 5.

7. We are considering your response to prior comment 13. Based on the Form 8-K dated January 13, 2005 it appears that the closing date of the Membership Interest Purchase Agreement was January 13, 2005. Please explain to us why the deposit of $250,000 paid in December 2004 is a deferred acquisition cost at March 31, 2005 if the transaction was closed on January 13, 2005. Also, it appears from your response that the balance of $150,000 is contingent on New Jersey approving the application of PMC/Ocular Network LLC as a healthcare delivery system. Based on the terms of the Membership Interest Purchase Agreement filed with your Form 8-K dated January 13, 2005 it appears that the balance of $150,000 shall be paid to the Seller on the date that the Company files an application and not the date the application is approved. Please tell us the date the Company filed an application with the New Jersey Department of Health and Senior Services for approval as a healthcare delivery system and the date the balance of $150,000 was paid.

New Response: In December 2004, $250,000 was paid for a 51% membership interest in PMC Ocular Network LLC. An additional $150,000 is due on the date when PMC Ocular Network LLC files an application with the New Jersey Department of Health and Senior Services. The company expensed the $250,000 for the year ending June 30, 2005 10-KSB. The company does not believe that the application will be filed and has not accrued the Remaining $150,000

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.

Sincerely,

U.S. Med Sys Corp.

By:	/s/ Anthony Rubino
Anthony Rubino, President

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